------                                       ---------------------------------
FORM 5                                                 OMB APPROVAL
------                                       ---------------------------------
                                             OMB Number              3236-0362
                                             Expires:       September 30, 1998
                                             Estimated average burden
                                             hours per response .......... 1.0
                                             ---------------------------------

[ ] Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)            Exchange Act of 1934, Section 17(a) of the
[ ] Form 3 Holdings           Public Utility Holding Company Act of 1935 or
    Reported                 Section 30(f) of the Investment Company Act
[ ] Form 4                        the Investment Company Act of 1940
    Transactions
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Swick          Norman           H.            Washington Mutual, Inc. ("WM")                Issuer (Check all applicable)
  (Last)          (First)          (Middle)    ----------------------------------------------       Director         10% Owner
-------------------------------------------    3. IRS or Social Security  4. Statement for      ----              ---
1201 Third Avenue                                 Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)         12/31/98           ---- title below) ---       below)
                 (Street)                                                 -------------------       Senior Vice President & Chief
Seattle             WA              98101                                 5. If Amendment,          Risk Officer
-------------------------------------------                                  Date of Original       -------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by more than
                                                                                                ----  one Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                  (Month/      (Instr. 8)                                End of Month        Direct         Benefi-
                                   Day/                                                  (Instr. 3 and 4)    (D) or         cial
                                   Year)    ----------------------------------------                         Indirect       Owner-
                                                        Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       12/21/98       G       400      D                     81,921.1063(1)      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       12/21/98       G       400      A                      1,000              I         N/O Children
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         17,337.2225(2)      I          RSIP
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                  (Print or Type Responses)                                          SEC 2270 (7/96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                 12/15/99  12/15/08  Common
(Right bo Buy)             $32.875      12/15/98       A         20,000        (3)               Stock    20,000
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership Form          11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Month                (Instr. 4)
                                (Instr. 4)

-------------------------------------------------------------------------------------------------------
Stock Option
(Right to Buy)                  20,000(3)               D
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1) The end-of-month total includes 47.33 shares in the second quarter, 65.49 shares in the third quarter and 69.68 shares in the fourth quarter acquired through reinvested dividends in the Washington Mutual ("WM") Restricted Stock Plan. Also includes a contribution of 684.7050 shares and a fourth quarter dividend of 4.0954 shares in the WM Employee Stock Purchase Plan.

(2) The end-of-month total includes 35.3477 shares in the second quarter, 64.3480 shares in the third quarter and 76.5720 shares in the fourth quarter acquired through reinvested dividends in the WM Retirement Savings & Investment Plan, as well as a contribution of 400 shares in each of the third and fourth quarters and an adjustment of (0.5664) shares and 16.7865 shares in the third and fourth quarters, respectively.

(3) Grant of option pursuant to the WM 1994 Stock Option Plan (as amended and restated as of February 17, 1998). One-third vests annually beginning on the first anniversary of the grant date.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ Norman H. Swick            2/12/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                         SEC 2270 (3/91)
